

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Benjamin Contrucci
Chief Financial Officer
SSB Bancorp, Inc.
8700 Perry Highway
Pittsburgh, Pennsylvania

>   **Re: SSB Bancorp, Inc.**
>   **Form 10-K Filed March 29, 2019**
>   **File No. 000-55898**

Dear Mr. Contrucci:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　Office of Finance